SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 14, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated July 14, 2006, regarding Ericsson’s nomination committee appointed.

Pressrelease July 14, 2006

Ericsson’s Nomination Committee appointed

The Nomination Committee for the Ericsson (NASDAQ:ERICY) Annual General Meeting of Shareholders (AGM) 2007 has been appointed in accordance with the procedure on appointing the Nomination Committee resolved by the AGM 2006.

The Nomination Committee consists of Jacob Wallenberg (Investor AB), Carl-Olof By (AB Industrivärden), also chairman of the Nomination Committee, Caroline af Ugglas (Livförsäkringsaktiebolaget Skandia), Tomas Nicolin (Alecta Pensionsförsäkring) and Michael Treschow, chairman of the Board of Directors.

The decision on procedures for the Nomination Committee can be found in item 8d) in the agenda for the AGM 2006. Minutes of the meeting and agenda for AGM 2006 can be found at: http://www.ericsson.com/ericsson/investors/shareholders/agm/index.shtml

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: July 14, 2006